# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lion Copper Corp., CIK 0001339688
CUSIP: 53621C101
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 517 West Bridge St., Suite A, Yerington, Nevada (NV), 89447
Date of event which requires filing of this statement: 10/20/2026
Amends the filing with accession number 0001640334-20-000412
Filed by CIK 0001467837
Persons authorized to receive notices and communications: Tony L. Alford, 7040 Interlaken Drive, Kernersville, North Carolina (NC), 27284, (336) 996-1726; Christine Alford, 7040 Interlaken Drive, Kernersville, North Carolina (NC), 27284, (336) 996-1726

## Reporting persons
- Tony L. Alford (CIK 0001467837): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 7,859,534; shared voting power 1,610,269; sole dispositive power 7,859,534; shared dispositive power 1,610,269; aggregate amount beneficially owned 9,469,803 (45.84% of the class)
  Comment: (1) Includes 3,191,656 outstanding common shares, 537,325 common shares underlying convertible debentures, 3,019,627 common shares underlying warrants (including 268,663 warrants issued on October 20, 2026), and 1,110,926 common shares underlying options held by Mr. Alford.
  
  (2) Includes 1,610,269 outstanding common shares held by Tony and Christine Alford.
  
  (3) Based on 15,988,558 common shares outstanding, after giving effect to the Issuer's 27:1 share consolidation, plus 4,667,878 common shares issuable to Mr. Alford upon the exercise or conversion of his warrants, options and debentures, calculated in accordance with Rule 13d-3(d)(1)(i).
- Christine Alford: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 564,252; shared voting power 1,610,269; sole dispositive power 564,252; shared dispositive power 1,610,269; aggregate amount beneficially owned 2,174,521 (13.6% of the class)
  Comment: (1) Includes 564,252 outstanding common shares held by Christine Alford.
  
  (2) Includes 1,610,269 outstanding common shares held by Tony and Christine Alford.
  
  (3) Based on a total of 15,988,558 common shares outstanding, after giving effect to the Issuer's 27:1 share consolidation.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Lion Copper Corp.
Address of issuer's principal executive offices: 517 West Bridge St., Suite A, Yerington, Nevada (NV), 89447

## Item 2. Identity and Background
Name of person filing: This Amendment No. 9 is being filed jointly by Tony L. Alford and his spouse, Christine Alford. Each party filing this amendment is also referred to herein as a "reporting person."
Residence or business address: The address of each reporting person is 7040 Interlaken Drive, Kernersville, North Carolina 27284.
Present principal occupation or employment: Tony Alford is a director and Co-Chairman of the Board of Directors of the Issuer, the founder and president of PBA Consultants Inc., a firm specializing in tax savings and cost reduction services, and a private investor. Christine Alford is a real estate development office manager and a private investor.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: Each reporting person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On November 6, 2025, Mr. Alford acquired 12% secured convertible debentures of the Issuer in the principal amount of US$1,400,000 (the "Debentures") in a non-brokered private placement, using his personal funds. The Debentures are convertible into Common Shares at a conversion price of US$2.6055 per Common Share (US$0.0965 per Common Share prior to the Consolidation), or 537,325 Common Shares in aggregate. In connection with the private placement, Mr. Alford also acquired 537,325 common share purchase warrants, each exercisable to acquire one Common Share at an exercise price of US$2.6055 (post-Consolidation) until November 6, 2030.

From time to time since the filing of Amendment No. 8, Mr. Alford has purchased additional Common Shares in the open market using his personal funds, including the following purchases during the last 60 days: September 11, 2026 - 3,704 Common Shares at US$4.9113, 3,704 Common Shares at US$4.8951, 3,704 Common Shares at US$4.8924 and 185 Common Shares at US$4.9815; September 21, 2026 - 1,000 Common Shares at US$4.36; October 7, 2026 - 1,000 Common Shares at US$4.40; October 8, 2026 - 1,000 Common Shares at US$4.22, 1,000 Common Shares at US$4.21 and 100 Common Shares at US$4.17; October 9, 2026 - 5,000 Common Shares at US$3.99 and 500 Common Shares at US$4.18; October 12, 2026 - 1,000 Common Shares at US$3.84; October 21, 2026 - 2,000 Common Shares at US$4.20 and 1,000 Common Shares at US$4.10; and October 23, 2026 - 1,000 Common Shares at US$4.20.

On October 15 and 16, 2026, Mr. Alford and the other holders of the Debentures entered into agreements with the Issuer to restructure the Debentures, and the restructuring was completed on October 20, 2026 (the "Restructuring"). Under the Restructuring, the maturity date of the Debentures was extended from November 6, 2026 to May 6, 2027, all interest accrued on the Debentures will be paid as at November 6, 2026, and interest during the extended term will be payable in cash or Common Shares, at the Issuer's election, at the extended maturity date. The conversion price of the Debentures was not changed. In consideration for Mr. Alford's agreement to the Restructuring, on October 20, 2026 the Issuer issued to Mr. Alford 268,663 common share purchase warrants (the "Warrants"), each exercisable to acquire one Common Share at an exercise price of US$4.17 until November 6, 2031. No cash or other consideration was paid by Mr. Alford for the Warrants.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Alford acquired beneficial ownership of the Issuer's securities as described in Item 3 for investment purposes. The reporting persons currently intend to continue to acquire beneficial ownership of additional Common Shares by participating from time to time in private offerings of securities and by making open market purchases of Common Shares when warranted by market conditions. Any such transactions may be implemented at any time or from time to time subject to any applicable limitations imposed on the purchase and sale of the Common Shares by applicable law. The reporting persons intend to seek to influence the policies of the Issuer with a goal of maximizing the value of the Common Shares. Mr. Alford has served as a director of the Issuer since December 13, 2021.

As of the date hereof, and except as otherwise disclosed herein, the reporting persons do not have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Amendment, Tony Alford and Christine Alford together beneficially own in the aggregate a total of 10,034,055 Common Shares, which would constitute 48.58% of the class of Common Shares as calculated in accordance with Rule 13d-3 under the Exchange Act. However, Tony Alford disclaims beneficial ownership of the Common Shares over which Christine Alford has sole voting and dispositive power, and Christine Alford disclaims beneficial ownership of the Common Shares over which Tony Alford has sole voting and dispositive power, and each of them disclaims membership in a group with the other within the meaning of Rule 13d-5(b)(1)(i) under the Exchange Act.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Alford is the sole beneficial owner of 7,859,534 Common Shares, including 3,191,656 outstanding Common Shares, 3,019,627 Common Shares underlying outstanding warrants (including the Warrants), 1,110,926 Common Shares underlying outstanding options, and 537,325 Common Shares issuable upon conversion of the Debentures. Mr. Alford also shares beneficial ownership with Ms. Alford of 1,610,269 Common Shares, which they hold in a joint investment account. Collectively, Mr. Alford beneficially owns a total of 9,469,803 Common Shares, which constitutes 45.84% of the class as calculated in accordance with Rule 13d-3.

Ms. Alford is the sole beneficial owner of 564,252 outstanding Common Shares. Ms. Alford also shares beneficial ownership with Mr. Alford of 1,610,269 Common Shares, which they hold in a joint investment account. Collectively, Ms. Alford beneficially owns a total of 2,174,521 Common Shares, which constitutes 13.60% of the class as calculated in accordance with Rule 13d-3.

All percentages herein have been calculated based on 15,988,558 Common Shares outstanding as of October 23, 2026, plus, in the case of Mr. Alford and the aggregate amount in Item 5(a), the 4,667,878 Common Shares issuable to Mr. Alford upon the exercise or conversion of his warrants, options and Debentures, in accordance with Rule 13d-3(d)(1)(i).
Transactions in the class effected during the past sixty days: During the last 60 days, the reporting persons have not engaged in any transactions in the Issuer's securities except as described in Item 3.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information provided in Items 3, 4 and 5 is incorporated by reference in its entirety in this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: The parties have entered into a Joint Filing Agreement dated September 28, 2023, a copy of which was filed as Exhibit "A" to Amendment No. 1 to this Schedule 13D, which was filed with the U.S. Securities and Exchange Commission on September 29, 2023.

## Signatures
- Tony L. Alford: /s/ Tony L. Alford, Tony L. Alford, Director (10/23/2026)
- Christine Alford: /s/ Christine Alford, Christine Alford (10/23/2026)